February 26, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER ANNOUNCES 2012 FOURTH QUARTER AND
YEAR-END FINANCIAL RESULTS RELEASE DATE AND CONFERENCE CALL

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the “Company”) announces that it plans to release its 2012 fourth quarter and year-end consolidated financial results after market on Wednesday, March 13, 2013. A conference call to discuss the results is scheduled for Thursday, March 14, 2013 at 7:00 AM Pacific Daylight Time, 10:00 AM Eastern Daylight Time. Hosting the call will be Mr. Robert Archer, Chief Executive Officer and Mr. Jim Zadra, Chief Financial Officer.

Shareholders, analysts, investors and media are invited to join the live conference call by dialing in just prior to the start time.

Dial in number (Toll Free): 1-877-407-9205
Dial in number (International): +1-201-689-8054
No passcode is required

A replay of the teleconference call will be available until March 21, 2013 by dialing the numbers below. In addition, the call will be archived on the Company's website.

Replay number (Toll Free): 1-877-660-6853
Replay number (International): +1-201-612-7415
Conference ID #: 409255

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, including the development stage San Ignacio Project. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties.

Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company’s website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Rhonda Bennetto
Vice President, Corporate Communications
1-888-355-1766